Exhibit 12.1
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Year Ended December 31,
	2004	2005	2006	2007	2008
Earnings (loss)
Pre-tax loss	$(166,618)	$(169,778)	$(112,668)	$(3,502)	$(31,905)
Total fixed charges	$8,297	$25,937	$29,634	$41,932	$65,534
Total income (loss) before fixed charges	$(158,321)	$(143,841)	$(83,034)	$38,430	$33,629

Fixed Charges
Interest expenses	$7,527	$25,119	$28,970	$41,397	$65,373
Assumed interest attributable to rentals	$770	$818	$664	$535	$161
Total fixed charges	$8,297	$25,937	$29,634	$41,932	$65,534
Deficiency of earnings available to cover fixed charges	$166,618	$169,778	$112,668	$3,502	$31,905
Ratio of earnings available to cover fixed charges	n/a	n/a	n/a	n/a	n/a